September 14, 2018


Via E-Mail

Chip Patterson
MacKenzie Capital Management, LP
1640 School Street
Moraga, CA 94556

       Re:    Inland Real Estate Income Trust, Inc.
              Schedule TO-T filed on September 10, 2018
              Filed by MacKenzie Capital Management, LP et al.
              File No. 5-90632

Dear Mr. Patterson:

       The Office of Mergers and Acquisitions has reviewed the filing listed above. Our comments follow. All defined terms have the same meaning as in the Offer to Purchase included as Exhibit 99(A)(1) to the Schedule TO-T.

       Please respond to this letter by revising your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Offer to Purchase

Summary Term Sheet   When Will you Pay Me For the Shares I Tender?

   1. You state that you will pay for shares tendered "upon confirmation that the Shares have been transferred to us." Your obligation under Rule 14e-1(c) is to pay promptly. It does not appear that this is a limited partnership where there may be factors affecting the date of payment. Clarify what the quoted language means or revise to state that you will pay promptly in accordance with Rule 14e-1(c). We may have further comments. Chip Patterson , Esq.
MacKenzie Capital Management, LP
September 14, 2018
Page 2


Section 12. Source of Funds

   2. We note your disclosure that "Purchasers anticipate funding all of the purchase price and related expenses through their existing capital and assets." Clarify whether the "assets"
      referenced are liquid or cash reserves.

Section 13. Conditions to the Offer

   3. Revise the language in the first sentence of the last paragraph of this section, to avoid the implication that Purchasers can avoid taking action on any offer condition when
      "triggered" by failing to assert it.

Section 16. Miscellaneous

   4. While you are not required to distribute the offer materials into any foreign jurisdiction, tenders must be accepted from all shareholders wherever located. See Rule 14d-10 and guidance in Release No. 33-8957 (September 19, 2008). Please revise your disclosure here accordingly.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
Please contact me at (202) 551- 3263 with any questions about these comments.


                                                     Sincerely,

                                                     /s/ Christina Chalk

                                                     Christina Chalk
                                                     Senior Special Counsel
                                                     Office of Mergers and
Acquisitions